

mainstemmalt
Walla Walla, Washington



mainstemmalt Put your money where your malt is! Become an investor in our company and the craft malt revolution, and help us change this world for the better. Mainstem For All is live on @wefunder

Want to learn more? Check out the link in our bio for 5 great reasons to invest.

  


Liked by **amarti788** and **65 others**

5 DAYS AGO

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